ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through May 1, 2014 (the “Report Date”) and should be read in conjunction with the unaudited, interim, condensed, consolidated financial statements and the notes thereto for the quarter ended March 31, 2014 (“First Quarter 2014”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2013 and 2012, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating the Briggs mine (“Briggs”) located in Inyo County, California, which commenced commercial gold production in July 2009. Development assets include the Reward gold mine (“Reward”) near Beatty, Nevada; the Pinson gold mine (“Pinson”) near Winnemucca, Nevada; consisting of the Pinson-underground mine and the Mag-open-pit project; and the Columbia gold project (“Columbia”) located near Lincoln, Montana. The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities.

First Quarter 2014 Highlights:

Financial Highlights

•	On January 31, 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility calling for a balloon payment of principal and fees at the end of the term and interest-only payments over the term. Proceeds from this facility were utilized to retire an existing Canadian-dollar, current debt facility. A foreign-exchange gain of $2.3 million was realized from this transaction.
•	The balance of cash on-hand increased to $1.8 million at March 31, 2014, and the Company had net working capital (current assets less current liabilities) of $13.5 million.
•	An operating loss of $1.9 million and a net, after-tax loss of $0.9 million, ($0.00) per weighted average share, were recognized.

Operating Highlights

•	Through the Report Date of May 1, 2014, Briggs concluded 442 days of operation without any lost-time accidents.
•	Gold sales from Briggs totaled 7,770 ounces, 93 percent of target, at an average sales price of $1,253 per ounce.
•	Briggs generated $1.5 million in operating cash flow prior to using $1.9 million to increase inventory and reduce debt and payables. Briggs incurred a pre-tax loss of $0.6 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

•	The average cash cost per ounce at Briggs in First Quarter 2014 was $1,038. This is comparable to cash cost per ounce of $1,098 in First Quarter 2013. All-in sustaining cost was $1,175 per ounce for First Quarter 2014 compared to $1,452 per ounce for First Quarter 2013, a reduction of 19 percent.
•	Cost per ton of ore crushed declined 31 percent to $17.74 per ton, compared to First Quarter 2013.
•	A pre-feasibility study is being conducted to determine the viability of an extension to the Mag open pit at Pinson
•	An optimization study has commenced to modify mine designs on the Pinson underground mine.
•	In February 2014, Atna concluded an updated resource and reserve estimate for the permitted Reward Gold Project, integrating new results from the 2013 drilling program and increasing measured and indicated gold resources by 7 percent to 387,900 contained gold ounces. Inferred resources increased 62 percent to 106,400 ounces.

Outlook and Strategy

Atna offers investors leverage to gold price through the development and operation of precious-metal mines in the politically stable western United States. The Company owns or controls a gold resource base that provides a call on future value which can be unlocked either through direct development and production or through the sale of assets, to which value has been added. Atna operates one producing mine and owns two permitted and partially developed mines. The Company also holds two other principal projects for evaluation and development. We believe that this leveraged position provides a rapid avenue for growth and profitability as gold markets strengthen.

The Company’s primary focus for 2014 is to increase production and reduce costs at the Briggs Mine with the goal of reaching or exceeding targeted production rates of 40,000 to 45,000 gold ounces. It is expected that average ore grades will improve in 2014, relative to those realized in 2013, and support the achievement of this goal.

Key development activities planned for 2014 include completion of a pre-feasibility study for the Mag open pit project at Pinson, optimizing the underground mine plan at Pinson based on experience gained in 2013, and completing detailed engineering for Reward to ready that project for construction. Additionally, the Company anticipates undertaking studies at Briggs to endeavor to extend mine life, including pit expansion through cost reductions and through the potential of underground development along the Goldtooth fault where higher-grade gold zones exist, but are outside of the current pit-limits.

Atna continually reviews acquisition and merger opportunities that could build long-term value by providing capital to accelerate project development and achieve additional operating synergies and operating capacity.

Mine Operations

Briggs Mine, California

Briggs was acquired by the Company in 1990 and the mine was initially operated in 1996; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in 2009. Briggs is located on the west side of the Panamint Range near Death Valley, in Inyo County, California. The mine is located on 156 unpatented claims, including 15 mill site claims, covering approximately 2,890 acres, on land administered by the BLM. No royalties are payable at Briggs. All of the mining claims at Briggs are located on land prescribed for multiple use management by the BLM.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Briggs is a conventional open pit mine that uses heap leach gold recovery. Ore is crushed in a three-stage crushing circuit to a targeted 80 percent passing a 1/4 inch-screen prior to placement on the leach pad. Gold is recovered from leach solutions in a typical carbon absorption/desorption/recovery (“ADR”) process to produce a doré product for shipment to refiners. Targeted gold recovery is 80 percent.

Briggs met production targets in the First Quarter 2014 for total tonnages mined, and the mine finished the quarter with an increased inventory of stockpiled ore in front of the crushing plant. Gold ore grades were below target for the first two months of the quarter, but exceeded target in late March. Tons crushed exceeded Fourth Quarter 2013 production by 10 percent, and substantial improvements in crushing plant productivity were seen through the quarter. The crushing plant operated well during the quarter with only limited interruptions for mechanical issues. This additional plant throughput increased gold inventories on the leach pad due to the typical lag in leach pad recovery. This positive outcome is the result of a focus by mine management and staff on improving maintenance and operating productivity in the crushing plant. Gold sales were 93 percent of budget in the First Quarter 2014.

Production details for Briggs in 2014 and 2013 are shown in the following tables:

	First	Fourth	Third	Second	First
Production Statistics	Quarter 2014	Quarter 2013	Quarter 2013	Quarter 2013	Quarter 2013
Waste tons	2,522,000	2,369,300	1,976,000	2,505,800	2,635,600
Ore tons	599,300	581,500	624,100	562,200	371,800
Total tons	3,121,300	2,950,800	2,600,100	3,068,000	3,007,400
Strip ratio (waste / ore)	4.2	4.1	3.2	4.5	7.1
Ore grade (oz/ton)	0.019	0.018	0.019	0.019	0.022
Contained gold ounces mined	11,400	10,600	11,640	10,800	8,000
Gold ounces sold	7,800	8,100	9,100	6,800	7,700
Recoverable gold ounces in inventory	19,000	18,100	17,300	17,300	15,100
Cash cost per gold ounce sold ($/oz) including net changes in production stripping and inventory	$1,038	$977	$986	$1,131	$1,098
All-in sustaining cost ($/oz)	$1,175	$1,109	$1,084	$1,409	$1,452

Note: Cash cost per gold ounce sold is a non-GAAP measure and is calculated utilizing Gold Institute Standards. All-in sustaining cost is also a non-GAAP measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of GAAP measures to these non-GAAP measures follows later in this section.

Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, and depletion. All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, all allocable to Briggs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the periods indicated.

	Three Months Ended March 31,
	Q1 2014	Q1 2013
Total cost of sales	$10,171,500	$10,118,600
Less - mining related depreciation and amortization	(1,704,500)	(1,627,000)
Less - silver by-product credits	(63,000)	(89,100)
Less - adjustment of inventory to net realizable value	(340,700)	-
Total cash cost of sales	$8,063,300	$8,402,500

Ounces sold	7,770	7,650

Total cash cost per ounce sold	$1,038	$1,098

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$25	$30
Accretion of Asset Retirement Obligation	$7	$8
Sustaining exploration expenditures	$4	$13
Sustaining capital expenditures	$101	$303
All-in sustaining cost per ounce sold	$1,175	$1,452

Briggs produced $1.5 million in positive operating cash flow in First Quarter 2014, and an additional $1.9 million increase in working capital, i.e. increased inventory and reduced trade-payables. Unit costs of production, both cash cost and all-in sustaining costs, increased in the First Quarter 2014 over Fourth Quarter 2013 ratably with the reduction in ounces sold for the quarter. Overall spending at Briggs was relatively unchanged from quarter to quarter.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Mining	$/ton of material, ore & waste	$1.48	$1.57	$1.46	$1.49	$1.62

Mining	$/ton of ore crushed	$8.07	$8.87	$5.82	$8.64	$13.35
Crushing	$/ton of ore crushed	$3.77	$3.95	$2.49	$2.96	$3.70
Leach and Plant	$/ton of ore crushed	$2.45	$2.89	$2.37	$2.67	$3.54
Site Gen and Admin	$/ton of ore crushed	$3.45	$2.92	$2.59	$3.43	$5.15
Total Operating Cost	$/ton of ore crushed	$17.74	$18.63	$13.27	$17.70	$25.74

Unit mining costs declined as Briggs mined six percent more tons of material in the First Quarter 2014 over Fourth Quarter 2013. Total operating cost on a per ore-ton-crushed basis decreased primarily due to a 10 percent increase in the total ore tons crushed in First Quarter 2014 versus Fourth Quarter 2013.

Sustaining capital expenditures in the first quarter 2014 totaled $0.8 million and were limited to costs for mining equipment rebuilds and stripping activity assets. As of March 31, 2014, net carrying cost of Briggs’ property, plant, mine development, and mineral interests was $24.3 million.

Briggs mining operations are planned to be conducted entirely within the existing permit boundary area. Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. All surety bonds are subject to annual review and adjustment.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

In June 2013, Briggs received a Notice of Violation (NOV) in connection with the fact that one of its then four stationary diesel generators did not meet State of California emission standards for diesel toxic control measures. The Company has removed the subject generator from service, the NOV was novated, and the Company is negotiating a financial penalty with the California Air Resources Board.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important source of ore at Briggs.

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

Reward is located in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. The leases and patented claims each carry a 3 percent net smelter return ("NSR") royalty. An NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Reward is planned to be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold.

The mineral resources for Reward were updated in February 2014 by Robert L. Sandefur to include drilling completed by the Company in early 2013. The measured and indicated resources increased a modest 7% to 387,900 contained ounces gold and inferred resources increased 62% to 106,400 contained ounces gold. The project’s reserves were updated by Michael J. Read to reflect the new resource estimate, minor changes in pit designs, current gold prices and operating costs. Proven and Probable reserves at year-end 2013 decreased by 7% (19,732 ounces) to 249,516 over year-end 2012 reserves principally due to a lower average gold price. Both Mr. Sandefur and Mr. Read are independent mining engineers and Qualified Persons as defined by NI 43-101 and are with Chlumsky, Armbrust & Meyer LLC, of Lakewood, Colorado.

In July 2012, the Company announced the results of a the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices from the 2012 study are shown in the following table.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Reward’s carrying cost as of March 31, 2014 was $11.1 million.

The proven and probable gold reserve as of December 31, 2013 for the Reward Property is as follows:

	Tons	Gold	Contained
Category*	(x 1,000)	(oz/ton)	Ounces
Proven	3,293	0.025	83,000
Probable	7,438	0.022	166,500

Total Proven and Probable Reserve for Reward	10,731	0.023	249,500

* The mineral reserve estimate is based upon $1,300 per ounce gold and current operating cost data using a variable cutoff grade and a >$0.01 incremental value cut-off. Reserves assume an 80-percent processing recovery rate based on metallurgical test results. The Reward operation is expected to recover approximately 199,600 ounces of gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 3.6 to 1.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The mineral resource estimate, with an effective date of December 31, 2013, for the Reward Property is as follows:

	Tons	Gold	Contained
Category*	(x 1,000)	(oz/ton)	Ounces
Measured	4,819	0.022	105,500
Indicated	15,474	0.018	282,400

Measured and Indicated	20,293	0.019	387,900

Inferred	7,071	0.015	106,400

* The mineral resource is reported using a 0.006 ounce per ton gold cut-off grade and a gold price of $1,300 per ounce.

Substantially all permits required for mine development and operating activities have been received. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact approving the development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $6.2 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company expects to commence construction of the Reward mine once sufficient financial resources are available to fund the development and working capital required. Once construction is commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining.

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system.  Mineralization is focused along and adjacent to the Getchell Fault zone.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

In September 2011, Atna completed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local private landowners. In total, there are 2,545 acres of land in the Pinson package.

Pinson underground ores are subject to a 6.0% NSR royalty and the Mag open pit will be subject to NSR royalties ranging from 2.0% to 6.0%. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold. As of March 31, 2014, Pinson’s net carrying cost was $34.8 million.

Pinson Underground

In April 2014, the Company retained Practical Mining LLC of Elko, Nevada, to commence a Technical Report to optimize underground mine design, costs, reserves and resources for the Pinson Underground Mine. Practical Mining is highly experienced in Carlin gold systems and is familiar with northern Nevada operating conditions and mining methods. Atna has been actively engaged in re-modeling geologic controls and grade shells for the Pinson underground based on experience gained during underground development at Pinson. The revised resource model will be the basis for the optimized mine plan. This work will be performed in preparation for resuming development when gold markets are stronger and funds become available to allow the re-start of development.

Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012. A total of 4,100 feet of primary and secondary development was completed during 2013 and 2012. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and both top cut and underhand ore mining occurred in three Ogee-zone stope blocks during development. Additionally five stope blocks were partially developed and may be completed from the existing spiral. Mining was performed by contract-miners utilizing underground mining equipment owned by the contractor.

Underhand cut and fill mining methods, using cemented rock fill (“CRF”), were utilized to develop ore stopes as recommended by the original pre-feasibility study. This mining method was chosen due to the variable geometry of the various ore bodies at Pinson and the anticipated low strength of the rock in the ore zones. This method was designed to maximize safety and minimize ore dilution and losses due to mining. The underhand cut-and-fill mining method was effective at Pinson, but resulted in high development and operating cost as implemented. Experience gained during development clearly indicates that improvements can be made to the mine design and mining methods outlined in the original study to improve efficiencies and future project economics and that additional engineering, mine-design, and costing studies are justified.

A total of 30,150 tons of ore mined during development was shipped to third party plant facilities for processing. This ore contained 7,915 ounces of gold, from which 6,834 ounces were recovered. Atna received payment for 5,383 ounces from the third party processors, which was credited against capitalized development.

At the end of June 2013, the mine was placed on care and maintenance status until such time that a revised mine plan has been developed and additional financing can be arranged. A number of factors led to the decision to place the mine on care and maintenance. These included: deteriorating gold prices; Atna’s limited financial capacity to support continued development; lower than expected ore-mining productivity during the early development phase; and higher than anticipated costs during development.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Care and maintenance activities at Pinson include mine examinations in the main access to monitor the conditions of the workings, water elevations and air quality evaluations. Two surface wells are used to continue to de-water underground mine workings. Water is being discharged into two existing rapid infiltration basins. A third basin is permitted for construction. Environmental monitoring continues as part of maintaining permits. The care and maintenance forecast for 2014 at Pinson is $0.9 million, not including the cost of engineering work for future operations.

Pinson-underground contains numerous ore zones. The principal zones are the Ogee (OG), Range Front (RF), Adams Peak (AP) and the CX. To date, ore has been developed and mined only in the OG zone. The Pinson deposits are structurally controlled Carlin type deposits. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different types of processing for gold recovery. Mining has not proceeded to the depth at Pinson where sulfide ores, unmixed with oxide, have been encountered.

Pinson underground is permitted to extract by underground mining up to 400,000 tons of ore per year for offsite processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna provided the State of Nevada with approximately $0.8 million of bonding to date and anticipates posting an additional $0.9 million later in 2014.

Mag Open Pit at Pinson

The Mag pit deposit is adjacent to and separate from the Pinson underground deposit. Pinson previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. The Company modeled the data and estimated that the deposit contains a measured and indicated mineral resource containing 981,700 gold ounces amenable to open-pit mining and heap-leach gold recovery.

Pre-feasibility work is underway to develop a mine plan for the Mag pit deposit. The study will focus on the section 33 Mag pit extension, which resides on private property. This study is expected to be completed in the summer of 2014. The Mag pit project is planned to be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations will utilize conventional 100-ton open pit trucks and 16-yard loaders. Mined ore will be crushed to minus 2-inch size in a two stage crushing plant and placed on a lined pad for leaching and gold recovery. Target gold recovery is 55 to 80 percent for the project depending on level of oxidation within the ores. Process solutions process will use a conventional ADR process to produce a gold doré product.

This pre-feasibility study will be based on a stand-alone analysis assuming no synergies with the adjacent underground mine project. However, management believes that operating an open pit, heap leach operation simultaneously with the underground operation could have synergies with the underground by distributing overhead cost and providing a lower cost processing outlet for oxide ores mined from underground. We plan to submit a Mine Plan of Operations based on the study to the NDEP to commence acquiring necessary permits for mining.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a modern commercial mine.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia mineral resource estimate is summarized in the Summary of Mineral Resources and Reserves section utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work. The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion of a Mine Plan of Operations as a basis to commence the permitting process at Columbia.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The environmental study program at Columbia also includes terrestrial resources evaluations including wildlife, vegetation and wetlands. Extensive logging operations and timber sales were conducted from the property throughout the summer of 2013 and are planned for 2014.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations”. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil R Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In early 2014, a scoping level economic study was completed on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional drilling and technical work will be required to advance this project to ore reserve status and readiness for the permitting process. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project.

OTHER PROPERTIES

The table below lists and summarizes Atna’s other properties.

Summary of Other Properties at March 31, 2014

Name	Location	Brief Description	Status

Clover	North-Central Nevada	Gold prospect; 255 unpatented lode claims	Seeking JV partner

Sand Creek Uranium Joint Venture	S.E. of Douglas, Wyoming	~60.1% interest in uranium prospect; ~92,000 acres	Under JV

Montana Mineral Rights	Western Montana	Many mineral occurances including gold, silver, copper, barite, & phosphate; ~830,000 acres	Subdividing for JV's or sale

Blue Bird Prospect	Granite County, Montana	Copper-silver prospect; 6 unpatented claims	Seeking JV partner

Wolf Prospect	S.E. Yukon	65.6% interest in polymetallic prospect	Seeking JV partner

Ecstall Prospect	British Columbia	Polymetallic prospect	Seeking JV partner

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Properties are as described in the annual report on Form 20-F, except as discussed in this section. In March 2014, the Company closed the sale of 22,975 acres of mineral rights in Missoula and Granite Counties to Kennecott Exploration Company (KEX) for $300,000. CR Montana Corporation, an Atna subsidiary, retained a 1.5 percent NSR royalty on the purchased rights.

RECLAMATION PROPERTY – Kendall, Montana

The Kendall property and reclamation activities remain as discussed in the annual report on Form 20-F, with the exception that 100 acres of land was sold for $0.1 million.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	3,380	0.020	69,013
Probable	3,582	0.021	75,264

Briggs reserves	6,962	0.021	144,277

Reward (2) - 100% Atna
Proven	3,293	0.025	83,049
Probable	7,438	0.022	166,466

Reward reserves	10,731	0.023	249,516

Pinson Underground (3) - 100% Atna
Proven	989	0.362	358,176
Probable	736	0.373	274,453

Pinson Underground reserves	1,724	0.367	632,629

Total reserves	19,417	0.053	1,026,422

(1)	Briggs mineral reserve summary is based on a 0.0069 oz/ton gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production in 2013 and is current as of December 31, 2013.
(2)	Reward mineral reserve is current as of December 31, 2013, using a >$0.01 net incremental value and $1,300 per ounce gold price, and is supported by the Reward Report filed on SEDAR on July 9, 2012. The reserves have been updated using the 12/31/2013 block model by Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC.
(3)	The Pinson Underground Reserve is supported by the Pinson Technical Report filed on SEDAR on May 31, 2012 and has been reconciled for underground development and test mining completed through 12/31/2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,208	0.021	217,100
Reward - 100% (2)	4,819	0.022	105,500
Pinson - Underground 100% (3,4)	1,596	0.352	562,700
Pinson - Open pit 100% (3,4)	21,159	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	44,010	0.043	1,892,500

Indicated
Briggs - 100% (1)	17,546	0.019	336,600
Reward - 100% (2)	15,474	0.018	282,400
Pinson - Underground 100% (3,4)	1,301	0.383	498,000
Pinson Open pit 100% (3,4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	52,304	0.036	1,906,600

Measured & indicated
Briggs - 100% (1)	27,754	0.020	553,700
Reward - 100% (2)	20,294	0.019	387,900
Pinson - Underground 100% (3,4)	2,897	0.366	1,060,700
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	96,315	0.039	3,799,200

Inferred
Briggs - 100% (1)	12,285	0.018	218,600
Reward - 100% (2)	7,071	0.015	106,400
Pinson - Underground 100% (3,4)	2,236	0.378	845,700
Pinson - Open pit 100% (3,4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	38,265	0.046	1,752,000

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Briggs, Reward and Pinson – Underground include Proven and Probable Reserves
(2)	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2013 production and other changes during production.
(3)	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; Resource updated to include 2013 drilling by Robert Sandefur of Chlumsky, Armbrust & Meyer LLC using a 0.006 oz/ton gold cut-off grade and $1,300 per ounce gold price.
(4)	NI 43-101 Technical Report, dated May 25, 2012: using 0.20 oz/ton cut-off (underground) and 0.010 oz/ton cut-off (open pit). The underground resource has to be reconciled against development and test-mining completed in 2013.
(5)	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 oz/ton gold cut-off.
(6)	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Mar-14	Dec-13	Sep-13	Jun-13
Revenues, gold and by-product sales	$9,796,800	$10,699,000	$12,030,500	$9,784,200
Percent change from previous quarter	-8%	-11%	23%	-22%
Percent change from prior period	-22%	-35%	-15%	-26%

Average gold price per ounce sold	$1,253	$1,310	$1,308	$1,436
Percent change from previous quarter	-4%	0%	-9%	-12%
Percent change from prior period	-23%	-24%	-21%	-11%

Gold ounces sold	7,770	8,115	9,147	6,775
Percent change from previous quarter	-4%	-11%	35%	-12%
Percent change from prior period	1%	-15%	6%	-16%

Cost of sales, excluding depreciation & fair-value Adj.	$8,126,300	$7,996,500	$9,096,800	$7,714,900
Percent change from previous quarter	2%	-12%	18%	-9%
Percent change from prior period	-4%	-22%	1%	1%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,046	$985	$995	$1,139
Percent change from previous quarter	6%	-1%	-13%	3%
Percent change from prior period	-5%	-8%	-5%	21%

Inventory fair-value adjustment to net realizable value	$340,700	$1,830,100	$(600,900)	$1,366,400

(Recovery) Impairment of non-current assets	$(75,500)	$33,090,100	$-	$-

Depreciation and amortization, cost of sales	$1,704,500	$2,279,600	$1,525,800	$1,582,700
Depreciation and amortization, cost of sales, per Oz sold	$219	$281	$167	$234

General & administrative expense, including depreciation	$1,086,800	$1,229,900	$1,273,400	$1,174,400
Exploration and property-maintenance expense	$545,100	$567,000	$748,000	$204,000
Site restoration expense	$-	$(568,600)	$-	$-

Interest expense	$(1,329,300)	$(2,139,000)	$(992,600)	$(211,100)
Realized and unrealized gain (loss) on derivatives	$50,900	$89,700	$(189,700)	$811,900
Other income (expense) not listed above	$2,353,100	$221,300	$23,000	$(111,000)

Income tax (expense) recovery, net	$-	$(10,604,700)	$-	$669,900

Net loss after income tax for the quarter	$(856,400)	$(48,167,300)	$(1,171,900)	$(1,098,500)
Basic loss per share	$-	$(0.25)	$(0.01)	$(0.01)

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Results for Quarter ended	Mar-13	Dec-12	Sep-12	Jun-12
Revenues, gold and by-product sales	$12,521,400	$16,494,500	$14,236,800	$13,159,600
Percent change from previous quarter	-24%	16%	8%	-17%
Percent change from prior period	-21%	16%	-14%	12%

Average gold price per ounce sold	$1,625	$1,714	$1,647	$1,613
Percent change from previous quarter	-5%	4%	2%	-4%
Percent change from prior period	-3%	2%	-3%	6%

Gold ounces sold	7,700	9,600	8,600	8,100
Percent change from previous quarter	-20%	12%	6%	-14%
Percent change from prior period	-18%	14%	-11%	5%

Cost of sales, excluding depreciation	$8,491,600	$10,253,900	$8,988,700	$7,623,000
Percent change from previous quarter	-17%	14%	18%	-12%
Percent change from prior period	-1%	29%	0%	6%

Cost of sales, excluding depreciation, per ounce sold	$1,103	$1,068	$1,045	$941
Percent change from previous quarter	3%	2%	11%	3%
Percent change from prior period	20%	13%	13%	1%

Depreciation and amortization, cost of sales	$1,627,000	$2,111,900	$1,960,200	$1,799,000
Depreciation and amortization, cost of sales, per Oz sold	$211	$220	$228	$222

General & administrative expense, including depreciation	$1,337,900	$1,688,000	$1,042,900	$1,083,300
Exploration and property-maintenance expense	$308,100	$529,500	$783,800	$292,500
Recovery for site restoration	$-	$392,800	$-	$-

Interest expense	$(102,900)	$(145,400)	$(298,100)	$(406,700)
Realized and unrealized gain (loss) on derivatives	$171,900	$367,300	$(841,100)	$282,900
Other income (expense) not listed above	$85,900	$(84,400)	$184,500	$(183,000)

Income tax (expense) benefit, net	$(93,500)	$632,100	$228,300	$(52,200)

Net income after income tax for the quarter	$818,200	$2,288,000	$734,800	$2,002,800
Basic income per share	$0.01	$0.02	$0.01	$0.02

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In 2013 and 2012, diesel fuel represented approximately 22 percent and 21 percent of “Cost of sales, excluding depreciation”, respectively.

Gold price trends indicated above reflect global market conditions. Gold prices have averaged between $1,714 and $1,253 per ounce in each of the last eight quarters with the lower prices in the more recent quarters. Ounces sold relate directly to operating capacity and production. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs costs are discussed above under “Briggs Mine, California” for the Company’s operating property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Changes in the total cost of sales, excluding depreciation, by quarter have been generally consistent with changes in ounces. The average cost per gold ounce increased 6 percent in First Quarter 2014 due to a 4 percent decline in the ounces sold and due to a slight increase in maintenance and operating costs. The average cost per gold ounce declined significantly in both the fourth and third quarters of 2013 due to increased ore production. A focus on stripping of the Goldtooth South pit caused costs per gold ounce to remain at a relatively high level late in the Fourth Quarter 2012 and through the Second Quarter 2013. Ore-mining productivity had decreased in Fourth Quarter 2012 due to reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. Third Quarter 2012 costs increased due to residual cost and productivity impacts from the Second Quarter 2012 failure of the secondary crusher and the cycling of high-cost wear items, primarily tires, conveyor belts, and other conveyor components. Higher-than-expected diesel fuel prices and prices of other consumables added an additional variance in the third and fourth quarters of 2012.

In First Quarter 2014, Fourth Quarter 2013, and Second Quarter 2013; the Company adjusted inventory values to net realizable value less costs to complete the inventory, resulting in a recognized expense of $0.3 million, $1.8 million, and $1.4 million, respectively. $0.6 million of Second Quarter 2013 adjustment of $1.4 million was reversed on September 30, 2013 when gold prices and net realizable values less costs to complete temporarily exceeded fully-burdened costs.

In 2013, the Company recognized $33.1 million of impairments against long-lived, non-operating properties in various stages of development. $0.1 million of this was reversed in First Quarter 2014 upon the sale of a portion of land at the Kendall property. Please see footnotes to financial statements for a complete description.

Depreciation and amortization within cost of sales has been consistent on a cost-per-unit basis between most quarters. However, as a Second Quarter 2013 adjustment reducing the value of inventory to net realizable value flowed through the depreciation expense component of cost of sales in Third Quarter 2013, the average depreciation per ounce declined to $167 in that quarter. Similarly, the adjustment in Fourth Quarter 2013 to the inventory value is principally responsible for the decrease to $219 per ounce in First Quarter 2014. Depreciation expense per ounce in Fourth Quarter 2013 increased to $281 reflecting increased depreciation for capitalized stripping and other sustaining capital additions in prior quarters.

General and administrative expenses have also been relatively consistent between quarters, although they declined to $1.1 million in First Quarter 2014 upon further cost-reduction measures. General and administrative expenses were higher, $1.7 million, in Fourth Quarter 2012, principally due to equity compensation and Company-wide bonuses granted or paid in that period.

Exploration and property-maintenance expenses vary directly with projects undertaken and the degree of certainty of future benefit. In First Quarter 2014, a pre-feasibility study was underway for the Mag open pit project at Pinson, and Pinson-underground property-maintenance expenses were incurred. In the third and fourth quarters of 2013, leaching tests and geological and pre-feasibility studies were principally being conducted for the Mag open pit at Pinson, and Pinson-underground was placed on care and maintenance. Third Quarter 2012 exploration expenses were higher than in prior quarters as pre-feasibility drilling programs were undertaken at Pinson open-pit and Columbia. Fourth Quarter 2012 exploration expenses were principally for drilling at Briggs.

The Company decreased its estimate for future reclamation costs to be incurred for the Briggs mine and decreased the provision for that and other reclamation work by a net $0.6 million in Fourth Quarter 2013. In Fourth Quarter 2012, the Company recognized an increase in the estimate for future reclamation costs, principally at Kendall, and recognized a net provision of $0.4 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Interest expense was trending down through and including the Second Quarter 2013 as debt was being reduced and interest on new debt, associated with the acquisition and development of Pinson-underground, was instead capitalized. When debt, including existing general corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project. When Pinson-underground was placed on care and maintenance at the end of June 2013, interest incurred was expensed. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott note replaced in January of 2014, was written-off effectively as interest expense. Interest expense of $1.3 million was recognized in First Quarter 2014, principally being incurred or imputed on the Waterton Note undertaken in January 2014.

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the prior periods’ financial statements. The 2009 Gold Bonds were retired in December of 2013.

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. As development efforts had been suspended for the time being for Pinson and Reward and until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits would be available to utilize tax loss carryforwards and deductible temporary differences.

Results of Operations – First Quarter 2014 versus First Quarter 2013

Atna recognized a net loss of $0.9 million, $(0.00) per basic share for the First Quarter 2014. These quarterly results compare to net income of $0.8 million, $0.01 per basic share, for the First Quarter 2013. Significant elements of the $1.7 million decrease in net income between the two quarters are presented below. A decrease in gold prices, increased interest expense (interest having been capitalized in First Quarter 2013), and realization of a foreign exchange gain figured most prominently.

•	Gold and silver revenues decreased $2.7 million, or 22 percent, to $9.8 million in the First Quarter 2013 compared to the First Quarter 2013 with the gold ounces sold increasing from 7,650 ounces to 7,770 ounces, a 2 percent increase, and the average price realized per gold ounce sold decreasing from $1,625 to $1,253, a 23 percent decrease.
•	Cost of sales, excluding depreciation and adjustments to inventory valuations, was $8.1 million in First Quarter 2014 and $8.5 million in First Quarter 2013, a decrease of $0.4 million and 4 percent. Ounces sold increased 2 percent, so a net 6 percent decrease relates to decreased per unit costs. A concentration on the pre-stripping of waste in the Gold Tooth – South pit in First Quarter 2013 tended to decrease operating leverage in that quarter increasing the costs per unit; whereas in First Quarter 2014, there was a focus upon the mining and processing of ore.
•	A write-down of Briggs inventory value to net realizable value less costs of completion resulted in recognition of an expense of $0.3 million in First Quarter 2014. The adjustment was based on the quarter-end gold price of $1,292 per ounce of gold. There was no similar adjustment in First Quarter 2013.
•	General and administrative expenses declined $0.3 million to $1.0 million in First Quarter 2014. This generally reflects cost reductions undertaken.
•	Property maintenance expense increased $0.2 million to $0.3 million in First Quarter 2014 as a result of Pinson-underground being placed on a care and maintenance status in June 2013.
•	Interest expense increased $1.2 million to $1.3 million in the First Quarter 2014, principally as interest was no longer capitalized to Pinson-underground development after June 2013. Effective interest rates and the amortization of loan discounts have increased, also causing some of the increase in interest expense. Interest paid in cash in First Quarter 2014 was $1.0 million whereas it was $0.8 million in First Quarter 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

•	In First Quarter 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized upon settlement of the loan with Sprott in January 2014. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in First Quarter 2014. No material foreign-exchange gains or losses were realized in recent prior periods.
•	Other income and expenses not noted above aggregated a $0.3 million decrease in earnings.

As of March 31, 2014, cash and cash equivalents were $1.8 million, a $1.0 million increase since December 31, 2013. The significant elements underlying the net increase of $1.0 million in cash in First Quarter 2014 are presented below with comparisons to First Quarter 2013.

•	Net cash used in operating activities in First Quarter 2014 was $3.7 million, inclusive of a $2.9 million increase in working capital, principally increased inventory and a pay-down of trade payables. Net cash provided by operating activities in First Quarter 2013 was $3.4 million, inclusive of a $1.0 million decrease in working capital, principally decreased inventory and prepaid assets, partially offset by a pay-down of trade payables. The total decrease in operating cash flows of $7.1 million resulted principally from the $3.9 million difference in the changes in working capital, $2.7 million in decreased revenues as a result of decreased gold prices, and the inclusion of $1.0 of interest paid in cash in operating cash flows in First Quarter 2014 vs. the inclusion of $0.8 of interest paid in cash in investing cash flows in First Quarter 2013.
•	Net cash used for investing activities in First Quarter 2014 was $0.2 million and in First Quarter 2013 was $12.7 million. Significant components of these cash flows are noted below.
1.	$0.3 million was spent for equipment rebuilds at Briggs in First Quarter 2014. $11.6 million was spent on mine development and capital equipment at Pinson and Briggs in First Quarter 2013. In First Quarter 2013, the Pinson-underground mine was being actively developed and Briggs was developing a new pit.
2.	$0.7 of capitalized interest was recognized for Pinson in First Quarter 2013, but no interest was capitalized in First Quarter 2014.
3.	$0.1 million of pre-production gold sales from Pinson were netted with capital development in First Quarter 2013, but no sales were completed by Pinson in First Quarter 2014, having been placed on care and maintenance in June 2013.
4.	Briggs expended $0.5 million on stripping activity assets in First Quarter 2014 and $0.6 million on stripping activity assets in First Quarter 2013. These relate to production stripping within active pits and not to pre-stripping of new pits recognized as development.
5.	Proceeds from the sales of investments and assets totaled $0.6 million in First Quarter 2014 and $0.1 million in First Quarter 2013.
•	Net cash provided by financing activities in First Quarter 2014 was $4.9 million, and in First Quarter 2013, $4.1 million was used. Significant elements of these cash flows are noted below.
1.	The note placed with Waterton provided a net $21.3 million in First Quarter 2014, principally refinancing the note previously provided by Sprott and other current obligations.
2.	Repayments of notes, principally payments to Sprott but also including payments servicing equipment notes, used $15.9 million in First Quarter 2014 and $2.7 million in First Quarter 2013.
3.	The 2009 Gold Bonds were retired in 2013, so there was no payment for these in First Quarter 2014 and $0.9 million was paid in First Quarter 2013.
4.	Payments servicing financing leases used $0.5 million in First Quarter 2014 and $0.4 million in First Quarter 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Contractual Obligations

The Company’s material undiscounted contractual obligations as of March 31, 2014 follow.

		Payments due by Period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Long term debt obligations	$26,392,800	$1,564,300	$24,828,500	$-	$-
Finance lease obligations	4,833,000	1,787,900	3,045,100	-	-
Operating lease obligations	250,600	144,200	106,400	-	-
Asset retirement obligations	7,317,200	307,400	1,352,600	1,264,000	4,393,200

Total	$38,793,600	$3,803,800	$29,332,600	$1,264,000	$4,393,200

Off-Balance Sheet Arrangements

As of March 31, 2014 and December 31, 2013, the Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met through a combination of cash flow from the Briggs operations; equipment financing; asset sales; and existing cash. Supplemental financing, if required, may be generated from the issuance of debt; equity; new lines of credit; asset sales; or combinations thereof. The Company’s 2014 budget and recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs realizing operating cash flow targets. Funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at Briggs. As a result of the debt refinancing in January of 2014, whereby payment of $22.0 million of current obligations was deferred until January of 2016, the principal use of funds anticipated within the next 12 months is the accumulation of cash to fund repayment of this debt. Capital is not currently adequate to undertake significant development programs, however studies and engineering are underway for Reward, Pinson-underground, and the Mag open-pit at Pinson, and other projects may be undertaken as funds become available.

As of March 31, 2014, the Company had net working capital (current assets less current liabilities) of $13.5 million. Current assets included recoverable, in-process gold inventories of approximately 19,000 ounces at Briggs.

The Company’s net cash outflow from operating activities in First Quarter 2014 was $3.7 million; resulting principally from an increase in working capital of $2.9 million and a loss of $0.9 million, resulting in large part from decreased gold prices. 7,770 ounces of gold were sold in First Quarter 2014 at an average price of $1,253 per ounce. As mining progresses in the Goldtooth South Pit in the first half of 2014, average ore grades are expected to increase as mining continues to depth in the high-grade Goldtooth pits. This expectation of increased ore grade in the second-half of 2014 is driving a higher gold production forecast for full-year 2014 when Briggs is expected to sell 40,000 to 45,000 ounces of gold. Development of the Briggs Main North Pit is underway and this pit is expected to provide additional ore in the second half of 2014. In 2014, Briggs is projected to crush and place on the leach pad approximately 2.5 to 2.8 million tons of ore containing 60,000 to 70,000 ounces of gold. The waste stripping ratio is projected to be 4.0 tons of waste per ton of ore. As costs are believed to be largely fixed over a relevant range of mining and processing activities and tons, the increased production and sales volumes expected should result in a proportional reduction in the cash cost per ounce and increased profitability. Briggs capital spending in 2014 is expected to be between $3.6 million and $4.2 million, inclusive of equipment rebuilds expected to be financed through leases and equipment-notes.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity transactions as fully discussed in the annual report on form 20-F.

Financing Transactions

Equity Issuance: A roll-forward for First Quarter 2014 of the Company’s common shares outstanding as of March 31, 2014 follows. This tables also shows the number options exercised and RSU’s issued.

Number of
Shares
Balance, beginning of the period	189,922,114
Option exercises	35,377
Restricted shares	398,920

Balance, end of the period	190,356,411

As of May 1, 2014; 190,783,745 common shares were outstanding.

In January 2014, as part of the consideration for structuring a new credit facility, Atna, after receipt of approval from the TSX, issued to Waterton 10,000,000 non-transferable common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years expiring on January 31, 2017. The Lender Warrants are subject to a four-month hold period in Canada.

Options and Restricted Stock Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans.

Debt Issuance: In First Quarter 2014, an equipment-financing note of $0.4 was issued and $0.8 million was repaid for equipment-financing notes and leases.

Sprott was repaid in full in January 2014 upon the refinancing discussed below. The Company had arranged the C$20 million line of credit with Sprott to finance the acquisition of the remaining 70 percent interest of Pinson and to commence development of the Pinson-underground mine in 2011. In February of 2012, March of 2013, and October of 2013, Atna and Sprott agreed to amend and extend the existing C$20 million credit facility, such facility having been reduced to C$17.5 million in February of 2013 via a C$2.5 million repayment.

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million under the Company’s existing secured credit facility, and the balance for general working capital purposes including a reduction in trade payables. Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferrable common share purchase warrants, previously described. Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security against the Waterton Loan. Covenants also restrict equipment financings to $12 million, preclude the issuance of new debt (other than Permitted Debt), and require Waterton’s consent for material asset sales. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Investing Transactions

Disposition of Assets: In First Quarter 2014, the Company received $0.1 million from the sale of investments. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In First Quarter 2014, the Company received $0.5 million from the sale of non-core assets; principally certain mineral rights.

Capital Expenditures: Cash expended for mine development and property was $0.3 million and for stripping activity assets was $0.5 million in First Quarter 2014. Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

As previously described, the 10,000,000 non-transferable common share purchase warrants were issued to Waterton in January 2014. The following table summarizes warrants outstanding as of March 31, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

January 31, 2017	2.84	CAD$0.25	10,000,000

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted reclamation bonds and cash with these agencies in the amount of $4.4 million of which $4.3 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the surety and a government agency amounts to $1.3 million.

The total bonding requirement for Reward was determined to be $6.2 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company has placed $0.3 million into a collateral account related to the surety bond. The remaining $5.3 million in bonding is not expected to be required until mine development and construction are continued.

The total bonding requirement for Pinson is roughly $1.7 million of which Atna has already placed one bond of $0.8 million. The Company has placed $0.2 million into a collateral account related to the surety bond. The remainder of the bonds, approximately $0.9 million, is pending review Federal and State agencies, and is expected to be placed later in 2014.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The Company has on deposit with the MDEQ $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. The Company placed an additional bond of $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the 2011 approval of the final leach pad capping plan. The surety of the latter bond is holding $0.1 million in collateral.

Columbia and Clover, combined, have placed another $0.2 million in reclamation bonds and have approximately $0.1 million in collateral on deposit with the surety.

Related Party Transactions

During 2013, First Quarter 2014, and through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			March 31, 2014		December 31, 2013
			Estimated	Carrying	Estimated		Carrying
	Category	Level	Fair Value	Value	Fair Value		Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$1,777,400	$1,777,400	$789,900	#	$789,900
Restricted cash	Loans and receivable	1	4,319,500	4,319,500	4,319,400		4,319,400
Total financial assets			$6,096,900	$6,096,900	$5,109,300		$5,109,300

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$6,098,600	$6,098,600	$7,196,300		$7,196,300
Notes payable	At amortized cost	2	24,349,300	24,349,300	19,006,900		19,006,900
Finance leases	At amortized cost	N/A	4,833,000	4,833,000	5,842,800		5,842,800
Total financial liabilities			$35,280,900	$35,280,900	$32,046,000		$32,046,000

The value of warrants issued by the Company is a non-reoccurring, fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent. These brokers’ warrants expired unused in the first quarter of 2014.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

In the first quarter of 2014, as described in Notes 9 and 13, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term to Waterton. The warrants were determined to have a non-reoccurring fair value of $0.6 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent.

The following table presents the Company’s non-financial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31:

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,724,800	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There was no Level 1 or Level 2 fair value estimates.

Derivatives

At March 31, 2014, the Company had sold 800 ounces forward for April delivery at an average price of $1,374 per ounce, and these forwards had a fair value of $50,900. The Company entered into and used other forward-sales contracts within the first quarter 2014, but no other derivatives were outstanding at quarter-end. Embedded forwards within the 2009 Gold Bonds were settled as part of the retirement of those bonds in December 2013.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

For the first quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the first quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the credit agreement with Waterton, assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The note refinancing subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 liability to the 1-3 year column, consistent with terms under the Waterton Agreement. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of March 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,198,600	$5,601,000	$497,600	$1,100,000	$-	$-
Finance lease obligations	4,833,000	466,600	1,321,300	3,045,100	-	-
Long term debt obligations	25,292,800	332,300	1,232,000	23,728,500	-	-

Total	$37,324,400	$6,399,900	$3,050,900	$27,873,600	$-	$-

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	537,400	1,598,700	3,706,700	-	-
Long term debt obligations	19,006,900	100,500	1,048,200	17,858,200	-	-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 34 percent at March 31, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of this debt obligation. Other than for this debt, now retired, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

Pinson-underground is presently on care and maintenance. When it resumes development and operations and to the extent it sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy the resultant doré under agreed upon terms.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at March 31, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of March 31, 2014.

Exercise Price CAD		Options Outstanding			Options Vested & Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.11	$0.33	3,447,317	4.7	$0.13	1,555,302	4.7	$0.12
0.34	0.70	1,775,333	1.7	0.64	1,775,333	1.7	0.64
0.71	0.92	2,180,000	1.1	0.77	2,173,750	1.1	0.77
0.93	1.07	1,950,000	1.8	0.98	1,950,000	1.8	0.98
1.08	1.16	2,300,000	2.7	1.13	1,533,338	2.7	1.13

$0.45	$1.18	11,652,650	2.7	$0.67	8,987,723	2.3	$0.74

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during First Quarter 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal and external audit tests were performed in 2013 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective at March 31, 2014.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Recently issued Financial Accounting Standards and their impact upon the Company

There have been no recently issued standards with impacts upon the Company. As noted in the consolidated financial statements for the years ended December 31, 2013 and 2012, the Company early adopted IFRS 9 and the amendments to IAS 36.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets and asset depreciation rates.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2013, which can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2014

•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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